[SunTrust Letterhead]

May 9, 2012

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549
Attention: Ms. Stephanie J. Ciboroski

Re:     SunTrust Banks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011, filed February 24, 2012
Form 8-K, filed April 23, 2012
File No. 001-08918

Ms. Ciboroski:
We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated April 26, 2012, pertaining to the SunTrust Banks, Inc. (the “Company”) Form 10-K for the year ended December 31, 2011 and Form 8-K related to the Company's first quarter earnings release. For your convenience, we have listed our responses in the same order as the Staff's comments were presented and have repeated each comment in bold face type prior to our response.
Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis, page 29

Asset Quality, page 44

Comment 1
We note your disclosure that you continue to be proactive in your credit monitoring and management processes to provide early warning of problem loans. However, we were unable to locate any additional disclosure relating to potential problems loans you hold at period end, including a description of the nature and extent of such loans that are not otherwise disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or troubled debt restructurings. Please review future interim and annual filings to provide this information or, alternatively if you do not hold potential problem loans at any period end that are not otherwise disclosed, please ensure your revised disclosure also specifically addresses any known information about possible credit problems of the borrowers. Refer to Item III.C.2 of Industry Guide 3 for guidance.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
May 9, 2012

Response:
In response to the Staff's comment, the Company has included the following disclosure in our Form 10-Q for the quarter ended March 31, 2012 within MD&A, subsection “Nonperforming Assets” to reference the disclosure of problem loans and loans with potential credit problems. We will include a similar disclosure in future filings.

Nonaccrual loans, loans over 90-days past due and still accruing, and TDR loans are problem loans or loans with potential weaknesses that are disclosed in the nonperforming assets table above.   Loans with potential credit problems that may not otherwise be disclosed in this table include accruing criticized commercial loans, which are disclosed, along with additional credit quality information, in Note 3, “Loans,” to the Consolidated Financial Statements in this Form 10-Q.   As of March 31, 2012 and December 31, 2011, there are no other potential problem loans that are not otherwise disclosed.

Contractual Commitments, page 83

Comment 2
We noted based on footnote one to your table that your table of contractual obligations excludes the related interest expense on your long-term debt obligations and time deposits, which appears to be quite significant based on your disclosure on page 100 of interest expense on your long-term debt and interest-bearing deposits and based on your disclosure of cash paid during the year for interest on your consolidated statements of cash flows. Please revise this table in future filings to include estimated interest payment on your long-term debt and interest-bearing deposits and disclose any assumptions you made to derive these amounts. Please ensure that your estimated interest payments consider any fixed interest rate payments on your interest rate swaps or similar derivatives you use to manage interest rate risk on your long-term debt.

Response:
While future obligations for interest payments for long-term obligations, including time deposits, are expected to be significant, Item 303(a)(5) of Regulation S-K requires only known long-term debt obligation payments as of the balance sheet date be reported. “Long-Term Debt Obligation” is defined as a payment obligation under long-term borrowings referenced in FASB ASC paragraph 470-10-50-1, which requires that “the combined aggregate amount of maturities...for all long-term borrowings…be disclosed for each of the five years following the date of the latest balance sheet presented.” We believe this requirement does not include estimated interest payments that are incurred with the passage of time and thus may never be paid should the debt be repaid prior to maturity or the deposit attrite.

In addition to the Contractual Obligations Table, there are a number of areas throughout the Form 10-K that provide a user with information to understand our contractual obligations, including information by which to estimate future interest payments and more importantly, understand the Company's approach to managing its liquidity risk. These include the following:

•	Consolidated Financial Results (Page 35) - Average yield paid

•	Management's Discussion and Analysis Liquidity Risk discussion (Pages 79-81)

•
Consolidated Financial Statements Note 12 Long-Term Debt and Contractual Commitments (Pages 139-140) - Ranges of rates and maturities and discussion of terms relating to new issuances during the period.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
May 9, 2012

Furthermore, Securities and Exchange Commission Interpretive Release No. 33-9144 dated September 28, 2010 specifically notes the following:
“Since the adoption of Item 303(a)(5), registrants and industry groups have raised questions to our staff about how to treat a number of items under the contractual obligations requirement, including: interest payments… that arise under off-balance sheet arrangements. ... Because the questions that arise tend to be fact-specific and closely related to a registrant's particular business and circumstances, we have not issued general guidance as to how to treat these items or other questions regarding the presentation of the contractual obligations table. The purpose of the contractual obligations table is to provide aggregated information about contractual obligations and contingent liabilities and commitments in a single location so as to improve transparency of a registrant's short-term and long-term liquidity and capital resources needs and to provide context for investors to assess the relative role of off-balance sheet arrangements; registrants should prepare the disclosure consistent with that objective…. Registrants should determine how best to present the information that is relevant to their own business in a manner that is clear, consistent with the purpose of the disclosure and not misleading, and should provide additional disclosure where necessary to explain what the tabular data includes and does not include.”

We believe we meet the objectives of the above guidance given the numerous disclosures throughout the filing referenced above. Furthermore, we do not believe including future interest payments in our Contractual Commitments disclosure would be useful, as it would require estimating the duration of these liabilities to derive the estimate of future interest payments. We also note that our disclosures are consistent with other issuers in the industry, thereby providing a more comparable presentation to assist users in their analysis of our obligations. As discussed in the Liquidity Risk section of the Management's Discussion and Analysis, liquidity risk is mitigated by prudent structuring of the balance sheet. This is not limited only to long-term debt obligations and time deposits but includes a comprehensive analysis and planning of the overall balance sheet as well as off-balance-sheet arrangements in both the normal course of business and times of unusual events. Presentation of the future estimated interest payments on selected obligations provides the user an incomplete view of our overall liquidity management framework.

Notes to the Financial Statements

Note 1 - Significant Accounting Polices, page 104

Loans, page 106

Comment 3
We note your disclosure that other direct and indirect consumer loans, as well as residential mortgages, residential construction and home equity products are moved to nonaccrual status once they become 60 days past due. Please tell us why these loans are moved to nonaccrual status rather than charged-off or charged-down to their collateral values less cost to sell at the time of notification of the bankruptcy filing.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
May 9, 2012

Response:
SunTrust follows Federal Financial Institutions Examination Council (FFIEC) guidance and industry practice for the write-down and charge-off of loans in bankruptcy.   FFIEC guidance calls for the write-down or charge-off within 60 days of notification of bankruptcy.   For real estate loans, secured direct consumer loans, and indirect consumer loans the secured asset is evaluated once the loan becomes 60 days past due when the borrower is in bankruptcy.  The loan value in excess of the secured asset value is written down or charged-off after the valuation occurs. For unsecured loans, the loan is charged-off in the month it becomes 60 days past due when the borrower is in bankruptcy.  SunTrust's practice of reviewing loans in bankruptcy at 60 days past due is a common industry practice and consistent with FFIEC guidance as it allows borrowers to reaffirm the debt and/or demonstrate their willingness and ability to repay the loan.

In our Form 10-K for the year ended December 31, 2012, we will revise the following disclosure in our significant Accounting Policies Footnote in the "Allowance for Credit Losses" subsection to indicate the following or something similar [additions underlined].
The Company's charge-off policy meets regulatory minimums. Generally, losses on unsecured consumer loans are recognized at 90 days past due compared to the regulatory loss criteria of 120 days past due. However, if the borrower is in bankruptcy, the loan is charged-off in the month it becomes 60 days past due. Losses, as appropriate, on secured consumer loans, including residential real estate, are typically recognized between 120 and 180 days past due, depending on the collateral type, in compliance with the FFIEC guidelines. However, if the borrower is in bankruptcy, the secured asset is evaluated once the loan becomes 60 days past due.  The loan value in excess of the secured asset value is written down or charged-off after the valuation occurs. Loans that have been partially charged-off remain on nonperforming status, regardless of collateral value, until specific borrower performance criteria are met.

Note 4 - Trading Assets and Liabilities, page 114

Comment 4
We note your disclosure that you have pledged $770 million and $823 million of certain trading assets and cash equivalents to secure $747 million and $793 million of repurchase agreements as of December 31, 2011 and 2010, respectively. Please tell us whether the transferee has the right by contract or custom to repledge the collateral. If so, in future filings, please disclose these amounts in the statement of financial position separately from other assets not so encumbered as required by ASC 860-30-45-1.

Response:
In many cases, the transferee has the right to repledge the pledged collateral referenced in the question above. As of March 31, 2012 and December 31, 2011, encumbered securities included in trading assets were $520,351,896 and $574,398,589, respectively. Thus, we included in our Form 10-Q for the quarter ended March 31, 2012, the amount of encumbered securities included in trading assets as a parenthetical disclosure on the face of the statement of financial position and will include similar disclosure in future filings.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
May 9, 2012

Note 5 - Securities Available for Sale, page 115

Comment 5
We note your disclosure that you have pledged AFS securities to secure public deposits, repurchase agreements, trusts, and other funds, with a fair value of $9.1 billion and $6.9 billion as of December 31, 2011 and 2010, respectively, as well as your shares of Coke common stock. Please tell us whether the transferee has the right by contract or custom to repledge the collateral. If so, in future filings, please disclose these amounts in the statement of financial position separately from other assets not so encumbered as required by ASC 860-30-45-1.

Response:
As of December 31, 2011 and 2010, there were no pledges of Securities AFS, including our shares of Coke common stock, under which the transferee had the right by either contract or custom to repledge the collateral. If, in the future, the transferee can repledge collateral, we will disclose these amounts in the statement of financial position by parenthetical disclosure on the face of the statement of financial position as required by ASC 860-30-45-1. Additionally, we included in our Form 10-Q for the quarter ended March 31, 2012 the following statement in the notes to our financial statements, As of March 31, 2012 and December 31, 2011, there were no securities AFS pledged under which the transferee may repledge the collateral, and will include similar disclosure in future filings, as appropriate.

Note 17 - Derivative Financial Instruments, 157

Comment 6
We note footnotes 5 and 6 to the Notional and Fair Value of Derivative Positions table on page 159 state that futures contracts are settled in cash daily with the exchange, and as a result there are no balance sheet amounts recognized. Please clarify for us whether you actually close-out your futures transactions on a daily basis or whether these represent open transactions that are fully collateralized with the exchange. If the latter is true, please tell us if the gross fair value of these positions are either disclosed in this table or in your fair value hierarchy table on page 171 and if not provide your analysis of the guidance in ASC 820-10-50-3 and ASC 815-10-50-4B supporting your presentations.

Response:
SunTrust trades fixed income and equity futures on various exchanges.  These futures are cleared via our prime brokerage relationships.  On a daily basis, SunTrust net settles its prior day futures' valuation changes with its prime brokers in cash.

For our investment banking business, the gross fair value amount of these futures was reported as other assets/other liabilities and not included in the derivative positions table due to immateriality. However, the change in fair value of the positions was reported in trading income in the financial impact table. In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2012, these positions will be reported as trading assets/trading liabilities and reflected in the derivatives positions table.  At March 31, 2012 and December 31, 2011, the gross fair value of these future positions was $2 million and ($2) million, respectively. They also were not included in the fair value hierarchy table due to immateriality. Beginning with our Form 10-Q for the quarter ended June 30, 2012, we will begin including them in the fair value hierarchy table.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
May 9, 2012

For our mortgage business, the gross fair value of these futures were reported as other liabilities and in mortgage production related (loss)/income and was included in both the derivatives positions and financial impact tables. At both March 31, 2012 and December 31, 2011, the gross fair value of these future positions was less than $1 million, and they were included in the fair value hierarchy as level 2.

In our Form 10-Q for the quarter ended March 31, 2012, we have revised the footnotes to the derivative positions tables to disclose the notional amount of futures included in the notional column and to state that the fair value of the derivatives were included in the fair value column unless the amount was immaterial. In future filings, we will revise these footnotes to disclose the notional amount of futures included in the notional column and that the fair value of the derivatives are included in the fair value column, regardless of their materiality.

Comment 7
We note your disclosure in footnote one to the Impact of Derivatives on the Consolidated Statements of Income/(Loss) and Shareholders' Equity table on page 161 that you reclassified $202 million in pre-tax gains from AOCI into net interest income related to hedging relationships that have been previously terminated or de-designated. We also note that you reclassified $130 million related to this in 2010 and $31 million in 2009. Please respond to the following:

•	Tell us the hedge items that these amounts relate to, and the reasons the amounts are being reclassified into earnings.

•	Tell us whether the same hedged items are driving the reclassifications during each of these three years.

•	Tell us the amount remaining in AOCI that has yet to reclassified into earnings and your estimate of when these reclassifications will occur.

Response:
SunTrust maintains a cash flow hedge program whereby pay float interest rate swaps are used to hedge the exposure to the benchmark interest rate risk associated with floating rate commercial loans. From time to time, SunTrust may choose to terminate or de-designate a hedging relationship in this program due to a change in the risk management objective for that specific hedged item that generally arises in conjunction with an overall balance sheet management strategy. In accordance with ASC 815-30-40-1, an entity shall discontinue prospectively the accounting specified in paragraphs 815-30-35-3 and 815-30-35-38 for an existing hedge if the derivative instrument expires or is sold, terminated, or exercised or if the entity removes the designation of the cash flow hedge. Further, ASC 815-30-40-2 states that in those circumstances, the net gain or loss shall remain in accumulated other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings unless the forecasted transactions are probable of not occurring. If probable of not occurring, all amounts in AOCI would be immediately reclassified into earnings. SunTrust's hedged forecasted transactions are the interest income receipts of commercial loans; all of which continue to be probable of occurring, and therefore, no amounts have been immediately reclassified into earnings.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
May 9, 2012

Under this program, the Company reclassified $202 million, $130 million, and $31 million in pre-tax net gains from AOCI into net interest income for the years ended December 31, 2011, 2010, and 2009, respectively, related to terminated swaps on de-designated cash flow hedges associated with floating rate commercial loans interest receipts. As of December 31, 2011, there was approximately $145 million of pre-tax net gains remaining in AOCI related to these terminated or de-designated cash flow hedges, which are expected to be reclassified into net interest income as follows: 2012 - $111 million, 2013 - $28 million, 2014 - $9 million, and 2015 - ($3) million.

Note 18 - Reinsurance Arrangements and Guarantees, page 166
Loan Sales, page 167

Comment 8
We note your disclosure on page 168 that provides a roll-forward of your mortgage repurchase liabilities. Please revise your future filings to provide a breakout of the repurchase provision between additions due to changes in estimates related to prior sales versus increases resulting from new sales of loans during the period. In your response, please provide us with a revised roll-forward with this information.

Response:
The roll-forward including the requested revision is shown below. Based upon the immaterial amount of provision due to new sales, we have not separately disclosed the provision related to new sales in our Form 10-Q for the quarter ended March 31, 2012. However, we will continue to monitor the amount and disclose this amount, if it becomes material, in future filings.

($ in millions)	2009	2010	1Q 2011	2011	1Q 2012
Reserve at beginning of period	$92	$200	$265	$265	$320
New sales	15	7	1	6	2
Prior sales	429	449	79	496	173
Repurchase provision	444	456	80	502	175
Charge-offs	(336)	(391)	(75)	(447)	(112)
Reserve at end of period	$200	$265	$270	$320	$383

Note 19 - Fair Value Election and Measurement, page 170

Comment 9
We note your disclosure on page 178 that the primary drivers of the fair values of derivative instruments are the underlying variables, such as interest rates, exchange rates, equity, or credit and you use market-based assumptions for all of the significant inputs, such as interest rate yield curves, quoted exchange rates and spot prices, market implied volatilities and credit curves. In the next paragraph you state that credit valuation adjustments for your derivative counterparties you use a proprietary internal risk rating system that utilizes counterparty-specific probabilities of default and loss given default (LGD) estimates. Please clarify how credit valuation adjustments are derived (credit curves versus internal risk rating systems) as the two sentences appear to be inconsistent in terms of your methodology used.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
May 9, 2012

Response:
For the market valuation of the credit derivative contracts that comprise our credit derivatives portfolio, we use the credit curve for the underlying company in valuing the specific asset as the credit curve is the primary market pricing mechanism.  As of March 31, 2012, the aggregate fair value of all of SunTrust's written and purchased credit default swaps were approximately $1.0 million and $2.9 million, respectively.

For the counterparty credit risk valuation adjustment, we use an internal risk rating system that utilizes counterparty-specific probabilities of default (PD) and loss given default (LGD) estimates.  We believe our methodology for valuing the counterparty credit risk valuation adjustment based upon our internal risk rating system is consistent with the principles of fair value for the following reasons:

•
The vast number of our derivatives counterparties (our clients) do not have public credit data as they are either not listed nor do they have any broadly traded securities.  Outside of our dealer counterparties, with whom we engage in hedging activity on a collateralized basis, our derivatives counterparties broadly consists of wholesale and diversified commercial clients, including commercial real estate and private wealth clients, which do not have publicly traded credit instruments.

•
The ongoing assignment and updating of the company specific PD and LGD estimates require that our credit officers consider market-based data, when available, industry specific data, company specific data, as well as other data points.  In addition, the regular updates of these ratings result in a point in time estimate that provides us with the best estimate of the counterparty credit risk.

•
We do not believe market-based data is solely determinative for purposes of valuing counterparty credit risk as it can include measures unrelated to credit risk.  Further, market based curves have a different construct than our transactions with counterparties that have public data available in that the vast majority of our trades are fully or partially collateralized or secured.   However, where available, market-based data is factored into our PD and LGD estimates, as described above.

•
Transfers or sales of derivatives contracts after origination are infrequent for our client base.  Thus, there is not a significant amount of public data regarding how market participants would price such transactions.  In the absence of such data, we believe a counterparty credit risk valuation estimate using PD and LGD that is incremental to the valuation of the derivative contract is a reasonable estimate of how market participants would price such transactions. The process of pricing derivatives transactions at origination can vary but involves detailed assessment of the particular trade structure and counterparty, which may include referencing publicly traded instruments if available, observations of prevailing market prices for the particular structure/credit, and internal model calculations which is generally consistent with how our counterparty credit risk adjustment is derived using our internal risk rating approach.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
May 9, 2012

Form 8-K filed April 23, 2012

General

Comment 10
On your earnings call you noted that several banks this quarter had reclassified into non-performing loans, performing home equity lines that are behind delinquent first mortgages, but based upon your existing accounting policies and practices, you did not believe it was necessary to make a similar reclassification. With respect to these loans, please address the following:

•
Please quantify the amount of junior lien loans that are performing but are behind delinquent first mortgages serviced by you or another party. To the extent that you do not have direct information about the delinquency status of a portion of the first mortgages that exist ahead of your junior lien, please tell us whether you considered declines in FICO score as an indication of the delinquency status of the first mortgages.

Response:	We included the following disclosure, which we believe answers the Staff's question, within the MD&A, "Loans" subsection of our Form 10-Q for the quarter ended March 31, 2012.

As of March 31, 2012, we had $36 million of accruing home equity junior liens subordinate to nonperforming SunTrust owned or serviced first mortgages. We do not have direct information on the delinquency status of first mortgages serviced by other parties. However, we refresh FICO scores on a quarterly basis, which provides an indication of the delinquency status of first mortgages serviced by others. In total, we estimate that we had $110 million to $175 million of accruing home equity junior liens subordinate to nonperforming first mortgages serviced by either SunTrust or other parties.

•
Tell us your reasons for not reclassifying these loans and whether you considered the regulatory guidance issued in January 2012, “Interagency Supervisory Guidance on Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines for Credit Secured by Junior Liens on 1-4 Family Residential Properties.”

Response:
The January 2012 guidance states, “Institutions also should ensure that income recognition practices related to junior liens are appropriate.  Consistent with GAAP and regulatory guidance, institutions are expected to have revenue recognition practices that do not result in overstating income.  Placing a junior lien on nonaccrual, including a current junior lien, when payment of principal or interest in full is not expected is one appropriate method to ensure income is not overstated….”

SunTrust considered the regulatory guidance of January 2012 and believes that its existing accounting policies and procedures appropriately recognize revenue and are consistent with the objective of this regulatory guidance. SunTrust is reviewing the regulatory guidance with its banking regulator and is considering making this reclassification in future filings, pending the receipt of the necessary information.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
May 9, 2012

•
Tell us how this sub-category of junior liens would be reflected under your existing non-performing loan policies. For example, we note that you had total non-performing home equity products in the mid $300 million range for each of the three years ended December 31, 2011. Tell us whether any of these loans balances were classified as non-performing loans even though your junior lien was current and performing.

Response:
SunTrust policy is to place home equity loans on nonaccrual at 90 days past due and at 60 days past due if bankruptcy notification has been received.   Thus, the sub-category of home equity junior liens that are current or early stage delinquent are substantially all classified as accruing.

•
You also noted on the call that if you were ever requested or required to put the current performing loans into a non-performing category that you would not expect the income statement impact to be material. Please tell us if the potential reclassification would have a material effect on your credit quality ratios (e.g., coverage ratio, NPLs to total loans, etc.), and please quantify.

Response:
A reclassification of current accruing junior liens subordinate to nonperforming senior liens would not impact our Allowance for Loan and Lease Losses (ALLL) estimate given the frequency in which FICO scores are refreshed.  A reclassification of the accruing junior liens would increase the balance of NPLs an estimated $110 million to $175 million, or 4% - 7%.

Ms. Stephanie J. Ciboroski
Securities and Exchange Commission
May 9, 2012

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (404) 813-5760 or Tom Panther at (404) 588-8585 with any questions concerning our responses to the Staff's comments.

Very truly yours,

/s/Aleem Gillani
Aleem Gillani
Chief Financial Officer

cc:	Mr. Tom Watjen
Audit Committee Chairman
Mr. William H. Rogers, Jr.
Chairman and Chief Executive Officer
Mr. Raymond D. Fortin
Corporate Executive Vice President and
General Counsel
Mr. Thomas E. Panther
Controller, Principal Accounting Officer
Mr. Robert W. Swegle
Ernst & Young LLP, Coordinating Partner